CUSIP NO. 29273R109	SCHEDULE 13D/A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ENERGY TRANSFER PARTNERS, L.P.
(Name of issuer)

Common Units
(Title of class of securities)
29273R109
(CUSIP number)
John W. McReynolds
Energy Transfer Equity, L.P.
3738 Oak Lawn Ave.
Dallas, Texas 75219
(214) 981-0700
(Name, address and telephone number of person authorized to receive notices and communications)
August 21, 2015
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 29273R109	SCHEDULE 13D/A

1.	Name of Reporting Person; S.S. or IRS Identification Energy Transfer Equity, L.P. 30-0108820
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,097,278
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,097,278
11.	Aggregate amount beneficially owned by each reporting person 18,097,278
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 3.6%[1]
14.	Type of reporting person PN

[1]	Based on 500,963,875 Common Units outstanding on August 26, 2015

CUSIP NO. 29273R109	SCHEDULE 13D/A

1.	Name of Reporting Person; S.S. or IRS Identification LE GP, LLC 27-0030188
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 18,097,278
	9.	Sole dispositive power 0
	10.	Shared dispositive power 18,097,278
11.	Aggregate amount beneficially owned by each reporting person 18,097,278
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 3.6%[1]
14.	Type of reporting person OO (Limited Liability Company)

CUSIP NO. 29273R109	SCHEDULE 13D/A

1.	Name of Reporting Person; S.S. or IRS Identification Kelcy L. Warren
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,107
	8.	Shared voting power 18,097,278
	9.	Sole dispositive power 21,107
	10.	Shared dispositive power 18,097,278
11.	Aggregate amount beneficially owned by each reporting person 18,118,385
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 3.6%[1]
14.	Type of reporting person IN

[1]	Based on 500,963,875 Common Units outstanding on August 26, 2015

CUSIP NO. 29273R109	SCHEDULE 13D/A

The Reporting Persons (as such term is defined below) named in Item 2 below are hereby jointly filing this Amendment No. 1 (this “Amendment No. 1”) to amend the Schedule 13D filed on May 8, 2015 (the “Schedule 13D”) because, due to certain affiliations and relationships among the Reporting Persons, such Reporting Persons may be deemed to beneficially own some or all of the same securities in the Issuer (as such term is defined below).
Item 1. Security and Issuer.
Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:
This statement on Schedule 13D, as amended (the “Amended Schedule 13D”), is being filed by Energy Transfer Equity, L.P., a Delaware limited partnership (“ETE”), LE GP, LLC, a Delaware limited liability company and the general partner of ETE (“LE GP”), and Kelcy L. Warren (“Warren” and, together with ETE and LE GP, the “Reporting Persons”), under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The class of equity securities to which this Amended Schedule 13D relates is common units representing limited partner interests (the “Common Units”) of Energy Transfer Partners, L.P., a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 3738 Oak Lawn Ave., Dallas, Texas 75219.
Item 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following after the third paragraph:
On August 21, 2015, ETE, Energy Transfer Partners GP, L.P., a Delaware limited partnership and the general partner of the Issuer (“ETP GP”), and the Issuer consummated the transactions contemplated by the Exchange and Repurchase Agreement (the “Exchange and Repurchase Agreement”), dated as of July 14, 2015, among ETE, ETP GP and the Issuer. Pursuant to the Exchange and Repurchase Agreement, on August 21, 2015, ETE transferred to ETP, and ETP repurchased from ETE, 21,000,000 Common Units owned by ETE, and in exchange ETP assigned and transferred to ETE 100% of the incentive distribution rights of Sunoco LP, a Delaware limited partnership (“SUN”), and all of the issued and outstanding membership interests in Sunoco GP, LLC, a Delaware limited liability company and the general partner of SUN. As part of the transaction, ETE also agreed to a reduction in the aggregate quarterly distributions it receives with respect to the Issuer’s incentive distribution rights in the amount of $8.75 million per quarter commencing with the quarter ending September 30, 2015 and ending with the quarter ending June 30, 2017.
The foregoing description of the Exchange and Repurchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Exchange and Repurchase Agreement, which is filed as Exhibit D hereto, and is incorporated herein by reference.
Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:
(a) and (b) Approximately 500,963,875 Common Units of the Issuer were outstanding as of August 26, 2015. As of August 21, 2015, ETE and LE GP beneficially own 18,097,278 Common Units and Warren beneficially owns 18,118,385 Common Units, 21,107 of which Warren directly owns and has sole power to vote and dispose. To the knowledge of the Reporting Persons, no executive officer or manager of the Reporting Persons or other party listed in Item 2 has sole or shared beneficial ownership of any Common Units beneficially owned by the Reporting Persons.
(c) Except for the transaction described in Item 4 above, to the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) above has effected any transaction in Common Units during the past 60 days.
(d) Except as otherwise described herein, no other person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the units described in this Item 5.
(e) The Reporting Persons ceased to be the beneficial owners of more than 5% of the Issuer’s Common Units as of August 21, 2015.

CUSIP NO. 29273R109	SCHEDULE 13D/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:
Item 4 above summarizes certain provisions of the Exchange and Repurchase Agreement, incorporated herein by reference. A copy of the Exchange and Repurchase Agreement is attached as Exhibit D.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

EXHIBIT D -
Exchange and Repurchase Agreement dated as of July 14, 2015 by and among Energy Transfer Equity, L.P., Energy Transfer Partners GP, L.P., and Energy Transfer Partners, L.P. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on July 15, 2015).

CUSIP NO. 29273R109	SCHEDULE 13D/A

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2015	ENERGY TRANSFER EQUITY, L.P.

	By:	LE GP, LLC
Its general partner

	By:	/s/ Sonia Aubé
Sonia Aubé
Attorney-in-Fact

Dated: September 1, 2015	LE GP, LLC

	By:	/s/ Sonia Aubé
Sonia Aubé
Attorney-in-Fact

Dated: September 1, 2015		/s/ Sonia Aubé
Kelcy L. Warren by Sonia Aubé
Attorney-in-Fact